

July 28, 2011

Via E-mail
Leo F. Wells, III
President
Wells Core Office Income REIT, Inc.
6200 The Corners Parkway, Suite 250
Norcross, Georgia 30092

>        **Re:     Wells Core Office Income REIT, Inc.**
>                 **Post-Effective Amendment No. 4 to Form S -11**
>                 **Filed July 19, 2011**
>                 **File No. 333-163411**

Dear Mr. Wells:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

SUPPLEMENT NO. 1 DATED JULY 18, 2011

Distribution Information, page 8

1.      Please disclose the source of funds for distributions paid in the periods presented.

FORM 10-Q FOR THE FISCAL PERIOD ENDED MARCH 31, 2011

Distributions, page 24

2.      Refer to your disclosure regarding net cash provided by operating activities, adjusted to exclude the impact of acquisition-related costs funded with cash generated from the sale of common stock, which appears to be non-GAAP liquidity.  Please remove the use of this non-GAAP liquidity measure from future filings.  Item 10(e)(1)(ii)(A) of Regulation S-K provides that a registrant must not "[e]xclude charges or liabilities that required, or

will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures . . . ." Please note that this comment also applies to disclosure regarding adjusted funds from operations or AFFO found in your Forms 8-K filed March 29, 2011 and May 12, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Andrew Davisson, Esq.